FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month January, 2005

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Canadian/United States Accounting Principles Reconciliation, as at September 30, 2004 for the nine months ended September 30, 2004 and 2003 (expressed in United States dollars).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: January 6, 2005

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

As disclosed in QSound Labs, Inc.’s Annual Report for 2003, QSound elected to prospectively adopt the fair value-based method of accounting for stock-based employee compensation plans under US GAAP.  QSound is filing this Canadian/United States GAAP Reconciliation which shows compensation expense for stock options issued to employees, directors, officers and consultants during the nine month period ended September 30, 2004, which expense was not reflected in the US GAAP earnings press releases issued by QSound for the first quarter of 2004 on May 12, 2004, for the second quarter of 2004 on August 4, 2004 and for the third quarter of 2004 on November 2, 2004.

QSOUND LABS, INC.

Canadian/United States Accounting Principles Reconciliation

As at September 30, 2004 and for the nine months ended September 30, 2004 and 2003

(expressed in United States dollars)

QSound Labs, Inc. (the “Company”) prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements are unaudited.  However, they reflect all adjustments, consisting solely of normal recurring adjustments, necessary to a fair presentation for the interim periods presented.

Subsequent to January 1, 2003 for purposes of both Canadian generally accepted accounting principles and the Company’s reconciliation to accounting principles generally accepted in the United States (“US GAAP”) and the rules and interpretations promulgated by the Securities and Exchange Commission, the Company adopted the fair value method of valuing stock-based compensation issued to employees.  For US GAAP purposes, SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company had previously elected to continue to apply the intrinsic value-based method of accounting described below and adopted the disclosure requirements of SFAS No. 123.  Since January 1, 2003, stock options issued to employees are accounted for at their fair values in accordance with SFAS No. 123.  In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123.

Previously the Company had applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.  In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price.

As the adoption of the fair value method of valuing stock-based compensation was made consistently and concurrently in Canada and the United States, no differences in reported net loss or net loss per share amounts arise in the nine month periods ended September 30, 2004 and 2003.

For Canadian GAAP presentation of the statement of operations, depreciation and amortization, and impairment of asset charges have been excluded from the calculation of operating loss.  United States GAAP requires that those charges be included in the calculation of operating loss.

The effect on the consolidated balance sheet of differences between Canadian and US GAAP is as follows:

Reconciliation of Balance Sheet under Canadian GAAP to United States GAAP

	As reported
	in accordance
	with		Under
September 30, 2004	Canadian GAAP	Differences	US GAAP

Current assets	$2,127,707	$–	$2,127,707
Capital assets	1,349,070	–	1,349,070
Intangible assets	176,083	–	176,083
	$3,652,860	$–	$3,652,860

Current liabilities	$361,338	$–	$361,338
Shareholder’s equity:
Common shares	45,430,767	202,058	45,632,825
Contributed Surplus	1,114,316		1,114,316
Deficit	(43,253,561)	(202,058)	(43,455,619)

	$3,652,860	$–	$3,652,860